7

08002418

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Grupo Continental

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

B

FILE NO. 82- 04211 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 5/8/08

BEST AVAILABLE COPY

Grupo CONTINENTAL S.A.B.

2007

Annual Report

CONTENTS

CONTAL

GRUPO CONTINENTAL
2007 QUARTERLY STOCK PRICES
Nominal Mexican Pesos

2007	T1	T2	T3	T4
Highest price	25.50	24.39	24.50	25.94
Lowest price	22.70	23.10	22.40	22.74
Closing Price	23.80	24.00	23.00	25.84

Common Stock
Ticker Symbol
Bolsa Mexicana de Valores (BMV) - "CONTAL"
OTC Level 1 ADR - "GPOCY"

Annual Shareholders' Meeting
April 24, 2008, 12:00 noon
Dr. Burton E. Grossman Auditorium
Corporate Headquarters
Tampico, Tamaulipas, México

Shareholders Assistance
Gloria Patricia Rodríguez Pintor
Tel.: (833) 241-2523
Fax: (833) 241-2541
grodriguez@contal.com

Investor Relations
Juan Hawach Sánchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

Financial Highlights

In Millions of Constant Mexican Pesos as of December 31, 2007

	2007	2006	Variation %
Net Revenues	**12,283**	11,899	3.2
Operating Profit	**2,130**	2,060	3.4
Net Profit	**1,606**	1,660	-3.3
Total Assets	**10,506**	9,696	8.4
Total Liabilities	**2,170**	1,971	10.1
Shareholders' Equity	**8,336**	7,725	7.9
Earnings per Share (Pesos)	**2.14**	2.21	-3.3
Operating Cash Flow per Share (Pesos)	**3.33**	3.25	2.4
Closing Stock Price per Share (Nominal Pesos)	**25.84**	23.00	12.3
Cash Dividends per Share (Nominal Pesos)	**1.25**	1.75	-28.6
Average Outstanding Shares (Millions)	**750**	750	0.0
Infrastructure Investments	**548**	444	23.4

Net Revenues

In Millions of Constant Pesos as of December 31, 2007


11,679
11,132
11,469
11,899
12,283
2003
2004
2005
2006
2007

Profit

In Millions of Constant Pesos as of December 31, 2007


1,955
1,335
1,852
1,206
1,879
1,301
2,060
1,660
2,130
1,606
2003
2004
2005
2006
2007
Operation
Net

Operating Cash Flow (EBITDA)

In Millions of Constant Pesos as of December 31, 2007


2,337
2,242
2,242
2,440
2,498
2003
2004
2005
2006
2007

Total Assets

In Millions of Constant Pesos as of December 31, 2007


11,316
11,161
9,626
9,696
10,506
2003
2004
2005
2006
2007

Total Liabilities
In Millions of Constant Pesos as of December 31, 2007


2,265
2,038
2,115
1,971
2,170
2003
2004
2005
2006
2007

Shareholders' Equity
In Millions of Constant Pesos as of December 31, 2007


9,051
9,123
7,511
7,725
8,336
2003
2004
2005
2006
2007

Message from the Chairman of the Board

Dear Shareholders:

I am honored to share with you the main results our company achieved during 2007, a year with considerable challenges and opportunities that we were able to turn into excellent accomplishments, due to the work, dedication and commitment of our collaborators.

The year 2007 has been a very important period of time in the history of Grupo Continental, not only because of the manner in which we faced the challenges to accomplish our results, but also for the way in which we prepared ourselves for the future by successfully conducting an important Executive Succession.

Continuous smooth and open communications between the Board of Directors and the CEO have enabled us to effectively coordinate our strategies with the daily operations of our Organization. By working this way we have enhanced our Customers' and Consumers' preference on a daily basis, which in turn rendered magnificent results in our financial and operating management in every area of our business.

Grupo Continental has a very talented, committed and professional human team. Executive leadership and excellent performance by each Collaborator have positioned our company in a privileged position.

The current market, as well as the country's economic environment, continue their constant fast-paced changes, with emerging and increasing variables multiplying the number of scenarios to face. In view of this complexity, it has been necessary for us to develop more and better planning and performance skills that will aid in sustaining our current leading position. Our strategies, the commitment of every collaborator and the strength of our Organization have been key factors to successfully attain results in 2007, fostering the preference of the communities we serve, as a fundamental goal of our business.

We have made great strides in every performance area and we are certain that we will continue to obtain favorable results, always striving to attain the highest satisfaction of our Consumers and providing Excellent Service to our Customers.

The challenge to improve upon financial results of 2006, the best in our history, was successfully undertaken, as we also achieved outstanding results in 2007:

- Net Revenues increased 3.2% with respect to the previous year, reporting an income of 12,283 million pesos.
- Operating Profit increased by 3.4% as compared to last year, for a total of 2,130 million pesos.
- We were able to obtain a Majority Net Profit of 1,606 million pesos.
- Operating Cash Flow amounted to 2,498 million pesos, a margin of 20.3% on Net Sales.
- The Cost of Net Debt remained at Zero, similar to the last few years.

These results clearly confirm that strategies undertaken for several years, which have been constantly updated and validated by our Board of Directors, continue to provide results in the short and medium-term, as they are adjusted according to market information and our Organization's flexibility.

Sustained Development and Profitability based on our Efficiency

A top priority for Grupo Continental is to seek constant and sustained development to ensure a strong and stable position in the beverage market. Development and Leadership are only possible through careful discipline in the cost and expense structure, as well as continuous improvement in our quality and operating efficiency.

Our relationship with The Coca-Cola Company becomes stronger every day through our strategic endeavors. The new projects we are implementing together sustain a high degree of confidence, nurtured throughout more than 40 years of respectful relations and effective synergies, which add value and benefit Customers, Consumers and the Community in general.

In conjunction with Bottling Companies of The Coca-Cola System in México, we will continue to make efforts in common, consistent with our philosophy on Integrity, Respect and Fairness. Together we will approach new opportunities emerging in the market for new categories, depending on consumer emerging preferences.

We are honored to have the responsibility of continuing the legacy of Dr. Burton E. Grossman, and we can be proud of results obtained, and above all, motivated to continue expanding his work. We share his ideals on Excellence and his enthusiasm to attain it, in our constant search, inspiring us at every decision, at every strategy.

Social Responsibility will continue to be a belief we shall put into practice in every action, committed toward the common good. The fundamental cornerstone of our organizational culture is to guarantee the best working conditions, to maintain our operations aligned with the highest environmental standards and to contribute with programs positively impacting the quality of life in communities where we cooperate.

Miguel Ángel Rábago Vite and Baldomero Ponce Cruz, as well as the Executive Committee, are worthy of all our trust in their new leadership position at Grupo Continental. Their personal traits, enthusiasm and experience in the business are our guarantee for success.

The Executive Succession is taking place in many areas of the Organization. We are proud to express our gratitude to every Collaborator who has devotedly finished a working cycle in our companies. Today they can enjoy the well-deserved benefits of their retirement and we express to them our immense gratitude for their extraordinary contribution. Their examples and memories shall always be with us.

I would like to give my sincere appreciation to the members of our Board of Directors. Their sensible guidance with professional experience and their outstanding human qualities are an example of Corporate Governance and Ethics, fundamental values on our road to success.

The current structural soundness of our company will make us stand out in our markets, satisfying and surpassing our Customer and Consumer expectations. They are the reason we exist and because of them, we commit every day to meet their needs and expectations, always thankful for their preference.

We would also like to acknowledge our Suppliers, our partners in our efforts to build ever better ways to do productive and profitable business for all, projected into the future through mutual respect and efficiency.

The essential trust our Shareholders place on us is very encouraging to continue raising our standards and improving our results. They are worthy of our gratitude and we express it through our productive performance in the operations, the integrity of our actions, and best corporate practices.

Given the willingness and capability of every Collaborator, at Grupo Continental we are ready to address the great challenges of the future. Their professional performance and attitude of excellence will help us meet increasingly higher goals. To all of them, we express our most sincere appreciation and a very heartfelt and sincere acknowledgment.

We are prepared to continue our growth in any scenario we may face. We have every element necessary to build a future full of success.

Very kindly,

Cynthia H. Grossman
Chairman of the Board

Chief Executive Officer's Report

Joint efforts by all of us at Grupo Continental, were conducive to make of 2007 a year of growth for our business.

We are very pleased to report that the strategies we implemented and the professional performance of our team of collaborators were the key factors to reach a new historic record in Net Revenues and Volume.

We are successfully participating in an increasingly challenging and complex market environment, in a context characterized by raw material cost increases and dramatically changing economic, political and competition conditions, which highlights commendable achievements toward the goals approved by our Board of Directors.

1. The sales volume of The Coca-Cola brand in 2007 amounted to 228 million unit cases. This represents a 4.0% increase with respect to the previous year.
2. We continue to vigorously promote the bottled water segment, as proven by the 114 million unit cases of Ciel Purified Water sold. This strengthens Ciel as the best-selling water brand by The Coca-Cola Company worldwide.
3. With the confidence of our Board of Directors, the Executive Succession was successfully carried out by appointing me as CEO and Baldomero Ponce Cruz as Deputy General Director. We acknowledge the work of Marcos Aguilar Romo and Pedro Manuel García Elizondo during the years they headed our professional work team. Many excellent results in 2007 were the outcome of their wise management.
4. Ciel Water Jug coverage expanded to the territories of Zacatecas and La Comarca Lagunera, where they are performing successfully.
5. The mix of volume per package was 50.3% in multi-serve and 49.7% in single-serve sizes. We broke a new consumer per capita record in our territories, reaching 775 8-ounce bottles.
6. In conjunction with the bottling companies of The Coca-Cola system in México and The Coca-Cola Company, we acquired Jugos Del Valle, a leading producer in the juice and fruit drink category. This transaction makes us stronger in the growing market of non-carbonated beverages, which is the direction of future consumer preferences.

7. The new plans for Demand, Management, Supply and Logistics have been implemented in every business unit, in parallel with modernizing efforts in our production facilities and the construction of the new Toluquilla Distribution Center in the Guadalajara Metro area. These competitive advantages contribute to make our operations more efficient by optimizing inventory production, freight, packing and management costs.
8. We have strengthened our marketing practices, which are outstanding in the market: Segmented performance, modern channel and telemarketing are increasingly efficient tools, which fully meet the specific needs of each point of sale and surpass our Customer and Consumer expectations. The price structure we have implemented has enabled us to promote sales volumes of single-serve sizes and optimize our operating profitability.
9. Our total sales volume was 406 million unit cases, the highest in the history of the Group. This number represents a growth of 5.1% over last year. In 2007, our market share in non-alcoholic ready-to-drink beverages was 35.9% in the territories serviced by our group.
10. Our Social Responsibility vocation led us to confirm the certification of our 10 Production Centers as Clean Industries, fulfilling the standards set by official Environmental Protection Entities. In addition, we continue to offer support services to the communities around us, through Health, Educational and Cultural activities.

These results were made possible through the committed efforts of our people and flexibility in operating practices we have implemented.

The clear focus and commitment of the teams in every area of our company are the key factors necessary to accomplish these successful results. Motivated by these accomplishments, we assume the challenge of continuing to improve upon the performance of every process in our business.

According to stipulations of Article 86, Fraction XX of the Income Tax Law and Article 93-A of the Regulations of this law, and based on the Report on the Review of the Company's Fiscal Situation issued by the External Auditors, I hereby inform you that we have dutifully complied with fiscal obligations on behalf of Grupo Continental, S.A.B.

The Tax Opinion for the 2007 Fiscal Year will be introduced by June 30 at the latest.

Future Outlook

We will continue with strategic plans approved by the Board of Directors, primarily focusing on the creation of value through our service and meeting the expectations of our Customers and Consumers. We will have the support of a product portfolio that will expand to cover the increasing needs and preferences of consumers, as always, providing excellent service in the market we serve.

We will continue to stand out within The Coca-Cola System in México, with our traditional responsibility and competitiveness, maintaining our alliance with The Coca-Cola Company in the best of terms and actively participating with them in the strategies for growth and capitalization of new development opportunities, for the permanent benefit of the market and the communities we work for.

Our participation in the business of Jugos Del Valle, in conjunction with The Coca-Cola Company and the Bottling Companies of the System, is a clear sample of our confidence in the future. We will perform in this synergy with the professionalism and leadership that we perform on a daily basis in our Organizational Culture.

Our 2007 excellent results are due to the skills, capability and attitude of our people, in every position of the organization. At the same time, these results are greatly motivating to renew our commitment to reach our projected 2008 goals. We will establish a strong platform upon these factors, providing the foundation for profitable and sustainable growth in the future.

We believe that Social Responsibility is an essential condition in our business model. With this belief, we will continue to put into practice this value with our Collaborators, their Families, the Community and the Environment in every action we take.

At Grupo Continental, we are a group of people whose personal and institutional actions are based on integrity as a fundamental value. We are committed to the highest management standards and openness, because we know that it is only with a foundation of healthy Corporate Governance practices that we will be able to consistently obtain the results that our Customers, Consumers, Suppliers, Collaborators and Shareholders expect.

In 2007, our commitment was expressed through concrete actions and results we can all be proud of and which became a new parameter to continue improving every day. The benefit of our interest groups will continue to guide the direction of our actions as always, with a long-term vision. We thank all of them for their confidence in Grupo Continental.

I would like to express my sincere appreciation to the Board of Directors for their confidence in appointing me to the Chief Executive Office of this great Organization. It is a privilege and a commitment I have accepted with the greatest responsibility.

Thank you very much to all our Executives and Collaborators for your resolute attitude and professional performance. Our excellent results in 2007 and the future of this business are only possible in the hands of an extraordinary team of people who collaborate and contribute, using their talents in their daily tasks.

We shall continue to put all our skills and attributes to work every day in order to foresee the needs and surpass the expectations of Customers and Consumers, the driving force of our company. We thank them for their confidence and preference for our products and the services we offer.

Very cordially,

Miguel Angel Rábago Vite
Chief Executive Officer

Company Value on the Mexican Stock Exchange
Millions of Dollars


904
1,090
820
1,104
1,231
1,272
1,431
1,236
1,586
1,777
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007

Compound annual yield in USD on BMV in the last 7 years
2001-2007: 11.7%

Paid Dividends
Millions of Dollars


55
82
240
120
85
2003 2004 2005 2006 2007

Paid Dividends
(%) on Net Profit


44.4
82.4
243.1
108.9
59.6
2003 2004 2005 2006 2007

2007 Operating Results

We are a company oriented toward results, a team focused on the profitable growth of our business, and we accomplish this by strengthening our presence in different marketing channels and bolstering our distribution force.

We are always close to our Customers in order to tend to their needs and work in conjunction with them. We seek to permanently create new communications channels with our Consumers and enhance their preference for our products. Under these premises we implemented the strategies that attained the following results in 2007:

Market Share and Volume

All Categories

Our sales volume in 2007 amounted to 406 million unit cases, including allowances and samplings, 5.1% more than last year.


Total Sales Volume
Sales + Sampling (All Products)
354
352
370
386
406
2003
2004
2005
2006
2007

This volume represents an annual consumption per capita of 775 unit bottles (8 oz) equal to 183 liters of The Coca-Cola Company products, one of the highest in México.

During the last 10 years, this volume has practically doubled, for a growth of nearly 90%.

In the Non-Alcoholic Ready-To-Drink Total Market, our Group's share reached 35.9%, almost 4 more points as compared to last year.

Soft-Drinks

Our most important category contributed with 290 million unit cases to the total volume of annual sales, which represents a growth of 2.9% over last year. Of these, 228.2 million pertain to the cola segment and 62.2 million to the flavored segment.

Bottled Water

The bottled water category accounted for 114.1 million unit cases of the total sales volume.

Ciel Purified Water in personal sizes contributed 15.3 million of this volume. The same brand in 20-liter jug sold 28.1 million jugs, which is 98.8 million unit cases.

Emerging Drinks

In the segments of emerging drinks, our brands accounted for 1.1 million unit cases.

Strategies for Market Development

Throughout 2007, the brand and packaging portfolio we manage was enhanced with 60 new products in 813 launching events. The most outstanding among these are Coca-Cola Zero, Fresca Lado B, Fanta, Sprite, Fresca and Lift in 500 ml PET; in new categories, the Minute Maid Forte line; in the Ciel brand, the launching of 5-liter Ciel Bidón 5 PET, and the expansion of Ciel Jug in the territories La Comarca Lagunera, Fresnillo in Zacatecas and Ameca in Jalisco. Through this we reached more than 180 SKUs in the market.

In our never-ending quest to be considered as the best option by our Customers and Consumers, we continue to work on and improve upon the Segmentation Program in every territory, raising performance standards at the point of sale.

The service model for the Modern Channel evolved successfully in every territory where it is implemented, which has served to enhance the productivity of routes servicing this market.

There were 21 promotional campaigns conducted to reinforce the preference of Customers and Consumers:

- Fifteen were oriented to Consumers, especially "Vasos Coca-Cola", "Recetarios Coca-Cola", "Disfruta la Vida con Sabor", and "El Pueblo de las Buenas Acciones" among others.
- Two campaigns focused on Retailers: The program "Socio Distinguido" and "Detallista Seguro," which were extended due to the good results they rendered.
- Five image-related events, 4 involved The Coca-Cola brand: "10th Coca-Cola Championship," "Rockola Coca-Cola," "Caravana Navideña" and "Konec-t". The "10K Ciel" Athletic Race was organized for the Ciel brand.

We continued to install cooling units, considering refrigerators, fountains and vending machines, amounting to over 169 thousand units in the market, which especially address the size needs of our products at the points of sale. This number is nearly 10 thousand units more than last year.

In 2007 we serviced 840 thousand Customers, and of these, 232 thousand bought soft-drinks, water in personal sizes and emerging drinks, while 608 thousand are Customers of Ciel jug. We reached them through 2,228 distribution routes.

Sales per Category

Sales + Sampling (All Products)


Million Unit Cases
Colas 228.2
Flavored 62.2
Water Jug 98.8
Bottled Water 15.3
New Categories 1.1
3.8%
24.3%
15.3%
0.3%
56.3%

Sales per Channel


Traditional
Home Market
Others
22.5%
8.1%
69.4%

Sales Mix per Package

Soft-Drinks + Bottled Water


Personal 49.7%
Family Size 50.3%
Returnable 61.1%
Non-Returnable 38.9%

Consistent Year-Round Product Demand

As a percentage of 2007 Total Sales Volume (Soft-Drinks and Bottled Water)


6.8
6.9
8.7
8.5
9.2
9.3
8.7
9.2
7.9
8.3
8.0
8.7
JAN
FEB
MAR
APR
MAY
JUN
JUL
AUG
SEP
OCT
NOV
DEC

Grupo Continental, S.A.B. and Subsidiaries
1998 - 2007 Consolidated Financial Statements

Millions of Constant Mexican Pesos as of December 31, 2007

	1998 - 2007 Compound Annual Growth (10-Year)	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998
Net Sales	4.6%	12,283	11,899	11,469	11,132	11,679	11,910	11,992	11,019	9,843	8,953
Cost of Sales		5,819	5,613	5,463	5,194	5,433	5,194	5,309	4,958	4,719	4,394
Gross Profit	5.1%	6,464	6,286	6,006	5,938	6,246	6,716	6,683	6,061	5,124	4,559
Gross Margin		52.6%	52.8%	52.4%	53.3%	53.5%	56 4%	55.7%	55 0%	52 1%	50 9%
Operating Expenses		4,334	4,226	4,127	4,086	4,291	4,385	4,324	3,842	3,392	2,979
Percentage of Net Sales		35.3%	35.5%	36 0%	36.7%	36.7%	36.8%	36 1%	34.9%	34.5%	33 3%
Operating Profit	5 7%	2,130	2,060	1,879	1,852	1,955	2,331	2,359	2,219	1,732	1,580
Operating Margin		17.3%	17.3%	16.4%	16.6%	16.7%	19 6%	19.7%	20.1%	17 6%	17 6%
Total Cost of Financing		-77	-82	-3	41	-118	-143	-57	-100	-47	-26
Other Revenues, Net		-139	-19	-149	-248	-154	-216	-233	-231	-187	-184
Equity in Associated Companies		144	130	162	155	162	131	103	79	183	238
Profit Before Taxes	5 2%	2,212	2,253	1,895	1,718	2,081	2,389	2,286	2,167	1,775	1,659
Tax on Profit		606	593	594	512	746	846	834	852	589	505
Discontinued Item		0	0	0	0	0	0	33	0	-59	61
Consolidated Net Profit	5.7%	1,606	1,660	1,301	1,206	1,335	1,543	1,419	1,316	1,186	1,215
Minority Net Profit		1	1	0	1	0	-3	0	4	-2	0
Majority Net Profit		1,605	1,659	1,301	1,205	1,335	1,546	1,419	1,312	1,188	1,215
Majority Net Profit Margin		13.1%	13.9%	11.3%	10.8%	11.4%	13.0%	11 8%	11.9%	12.1%	13.6%
Earnings Per Share		2.14	2 21	1.73	1.61	1.78	2.06	1.90	1.76	1.59	1 62
Shares		750	750	750	750	750	750	749	747	749	750

Operating Profit

In Millions of Constant Pesos as of December 31.


1,580
1,732
2,219
2,359
2,331
1,955
1,852
1,879
2,060
2,130
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Income Before Taxes

In Millions of Constant Pesos as of December 31.


1,659
1,775
2,167
2,286
2,389
2,081
1,718
1,895
2,253
2,212
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Net Profit

In Millions of Constant Pesos as of December 31.


1,215
1,186
1,316
1,419
1,543
1,335
1,206
1,301
1,660
1,606
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

Analysis of Financial Results

Millions of Constant Pesos as of December 31, 2007

	2007	%	2006	%
Net Revenues	**12,283**	**100.0**	11,899	100.0
Cost of Sales	**5,819**	**47.4**	5,613	47.2
Gross Profit	**6,464**	**52.6**	6,286	52.8
Operating Expenses	**4,334**	**35.3**	4,226	35.5
Operating Profit	**2,130**	**17.3**	2,060	17.3
Total Cost of Financing	**-77**	**-0.6**	-82	-0.7
Other Revenues, Net	**-139**	**-1.1**	-18	-0.1
Equity in Associated Companies	**144**	**1.2**	129	1.1
Profit Before Taxes	**2,212**	**18.0**	2,253	19.0
Tax on Profit	**606**	**4.9**	593	5.0
Consolidated Net Profit	**1,606**	**13.1**	1,660	14.0
Minority Net Profit	**1**	**0.0**	1	0.0
Majority Net Profit	**1,605**	**13.1**	1,659	14.0

Free Cash Flow

Millions of Constant Pesos as of December 31, 2007

Operating Cash Flow (EBITDA)		2,498
Plus Resources		
Dividends from Associated Companies	119	
Net Financial Proceeds	93	
Exchange Rate Profit, Net	34	
Other Income, Net	96	
Working Capital Variations	143	485
Minus Expenditures		
Taxes	636	
Employee Profit-Sharing	244	
Dividends	963	
Fixed Assets Purchased	548	
Jugos Del Valle Investment	265	2,656
Free Cash Flow		**327**

Analysis of Financial Results

The successful launching of new products and packaging, proper implementation of price strategies and excellence in the performance at the point of sale, turned 2007 into a year of historic records in Sales Volume and Net Sales. The Operating Margin amounted to 17.3%, with Net Profit of 1,606 million pesos.

The Operating Cash Flow was 2,498 million pesos, 3.33 pesos per share.

Net Revenues

Net Revenues at the close of 2007 amounted to 12,283 million pesos, which represents an increase of 2.3% with respect to 2006.


Net Sales
12,283
11,899
2006
2007
Millions of Constant Pesos as of December 31, 2007

Total sales volume including soft-drinks, personal-size water, emerging beverages and water jugs reached 394 million unit cases, excluding allowances and samplings. Of this number, soft drinks accounted for 281 million unit cases, water in personal sizes accounted for 14 million, emerging beverages accounted for 1 million and water jugs accounted for 98 million.

The Sales Volume and Net Sales broke a record in our Group, currently the highest in our history.

Cost of Sales

The Cost of Sales reached 5,819 million pesos, equal to 47.4% of Net Sales. This is an increase of 3.7% with respect to the year 2006, mostly due to 3 factors:

1. Increase in Sales Volume.
2. Increase in the price of concentrate by The Coca-Cola Company as of 2007 and until 2009.
3. The shift of our Sales Volume to our Non-Returnable packaging.


Cost of Sales
5,613
5,819
2006
2007
Millions of Constant Pesos as of December 31, 2007

Operating Expenses

This item totaled 4,334 million pesos, or 35.3% of Net Sales, decreasing by 0.2 of a percentage point with respect to the previous year, due to better management of fixed expenses, as a result of a greater sales volume.


Operating Expenses
4,226
4,334
2006
2007
Millions of Constant Pesos as of December 31, 2007

Operating Profit

This number amounted to 2,130 million pesos; 17.3% of Net Sales. As compared to the previous fiscal period, it increased by 3.4%.


Operating Profit
2,060
2,130
2006
2007
Millions of Constant Pesos as of December 31, 2007

Integral Cost of Financing

This item attained an income of 77 million pesos in 2007, 5 million pesos lower than last year, mainly caused by a lower exchange rate profit.

Total Cost of Financing


2006
2007
-82
-77

Millions of Constant Pesos as of December 31, 2007

Other Earnings, Net

This item experienced a 139-million peso expense as a result of lower additional earnings received this year, due to the fact that last year we received a favorable ruling on the *Appeal for Legal Protection* proceeding to deduct the Employee Profit-Sharing (PTU) we paid. It is worth noting that as of 2007, the PTU is posted under Other Expenses, following the guidelines of the new Financial Information Standards (NIF).

Other Income, Net


2006
2007
-19
-139

Millions of Constant Pesos as of December 31, 2007

Profit Taxes

This item amounted to 606 million pesos, equal to 4.9% of Net Sales. The income tax rate in effect as of December 31 2007, is 28% based on the appropriate tax table.

Profit Taxes


593
606
2006
2007

Millions of Constant Pesos as of December 31, 2007

Interest in Associated Companies

Our interest in the results of our associated companies amounted to 144 million pesos, equal to 1.2% of Net Sales. Promotora Industrial Azucarera, S.A. de C.V., devoted to the production and sale of sugar, accounted for 118 million pesos of this amount; the remainder is attributable to Industria Envasadora de Querétaro, S.A. de C.V. and Andamios Atlas, S.A. de C.V.

Interest in Associated Companies


144
129
2006
2007

Millions of Constant Pesos as of December 31, 2007

Net Profit

This indicator amounted to 1,606 million pesos, which represents a margin of 13.1% on Net Sales, and Earnings per Share of 2.14 pesos.

Net Profit


1,660
1,606
2006
2007

Millions of Constant Pesos as of December 31, 2007

Management's Financial Responsibility

It is the responsibility of company management to prepare financial statements and all financial information contained herein, pursuant to the Financial Information Standards in effect, which are consistently observed, as well as General Accounting Policies, duly approved by the Board of Directors. Its duties include maintaining the objectivity and integrity of accounting records.

The Group's Management maintains an adequate internal control structure in order to provide certainty of accounting records in every transaction, as well as a rigorous protection against any significant abuse or loss of company assets. This structure is based on a careful selection and training of qualified personnel who perform their tasks under duly documented policies and procedures.

Financial statements of the Group are audited by the independent office of Certified Public Accountants Horwath Castillo Miranda and their review was conducted pursuant to Auditing Standards and Procedures in effect, with successful results.

In order to validate that management fulfills its responsibilities regarding the general control of all company operations and that financial statements are prepared based on consistent foundations, the Board of Directors relies on its Auditing and Corporate Practices Committee, entirely comprised of members who are not employed by the company.

The Auditing and Corporate Practices Committee meets from time to time with external auditors to discuss audit work and assess the effectiveness of the Company's internal controls, ensuring that its reviews address operating areas of higher risk for the business.

Miguel Angel Rábago Vite Chief Executive Officer	Javier Francisco Saldaña González Chief Financial Officer	Roberto Martínez Garza Chief Legal and Human Resources Officer

Board of Directors' Report

April 24, 2008

General Shareholders' Meeting of
Grupo Continental, S.A.B.

With respect to the main policies and accounting criteria for the preparation of financial information

In compliance with stipulations of Article 172, paragraph b) of the General Law of Corporations and in Article 28, Section IV, paragraph d) of the Law of the Securities Market in effect, in my capacity as Chairman of the Board of Directors of Grupo Continental, S.A.B., I hereby report that the company has Accounting Policies and Criteria to prepare financial information, reviewed in due time by the Auditing and Corporate Practices Committee and approved by this Board of Directors in our meeting of July 25, 2002, which are stated and explained as notes attached to the appropriate financial Tax Opinion prepared by the company's External Auditors.

With respect to operations and additional activities

In compliance with stipulations of Article 28, Section IV, paragraph e) of the Law of the Securities Market in effect, in my capacity as Chairman of the Board of Directors of Grupo Continental, S.A.B., I hereby report that in accordance with approval from the Board during meeting held on October 26, 2006, Mr. Miguel Ángel Rábago Vite, took office as Chief Executive Officer of this company as of October 1, 2007.

On behalf of the Board of Directors of Grupo Continental, I thank you for trusting me to fulfill our commitment while directing the business.

Cynthia H. Grossman
Chairman of the Board of Directors

Board of Directors' Opinion on the Annual Report of the Chief Executive Officer of the Company

April 24, 2008

General Shareholders' Meeting of
Grupo Continental, S.A.B.

In compliance with stipulations of Article 28, Section IV, paragraph c) and Article 42, Section II, paragraph e) of the Law of the Securities Market in effect, and with the assistance of the Auditing and Corporate Practices Committee, in my capacity as Chairman of the Board of Directors of Grupo Continental, S.A.B., I hereby submit our Tax Opinion on the contents of the annual report rendered by the Chief Executive Officer, prepared pursuant to stipulations of Article 44, Section XI of the same Law, pertaining to the fiscal year of January 1 through December 31, 2007.

In periodic meetings held during the fiscal year with the Chief Executive Officer's team and other Top Executives in the company, through the appropriate Committees, we followed-up on tasks related to management, leadership and performance of company businesses under their responsibility, finding them at all times consistent with the strategies, policies and guidelines approved by the Board of Directors.

We also report to this Honorable Meeting on the good performance of the company during the fiscal year, adding that policies and guidelines established by this Board of Directors were duly followed by the Chief Executive Officer's team, which led them to effectively carry out the main projects entrusted to them.

With respect to the company's financial statements, submitted with the Chief Executive Officer's annual report, for the fiscal year of January 1 through December 31, 2007, they were discussed and approved in our Board of Directors meeting of February 21, this year. These reports were prepared making use of adequate and sufficient accounting policies and criteria in a consistent manner, and in the Tax Opinion of our external auditors, they reasonably represent the financial situation and results of our operations.

On behalf of the Board of Directors of Grupo Continental, S.A.B., we appreciate your confidence in us and the Managing Team of this company to fulfill our commitment while directing the business.

Cynthia H. Grossman
Chairman of the Board of Directors

Annual Report of the Auditing and Corporate Practices Committee

February 20, 2008

H. Board of Directors and
Shareholders' Meeting of
Grupo Continental, S.A.B.

In compliance with stipulations of Articles 28 and 43 of the Law of the Securities Market in effect, in my capacity as Chairman of the Auditing and Corporate Practices Committee of the Board of Directors of Grupo Continental, S.A.B., I submit to you the annual report of activities conducted by this Committee, during the fiscal year of January 1 through December 31, 2007.

In the matter of Corporate Practices:

With respect to the performance of Relevant Directors

We hereby confirm this year rendered satisfactory results and we witnessed effective performance by Relevant Directors of the Company, while fulfilling the objectives and priorities established for the year 2007, submitted by the company to the Board of Directors.

With respect to operations with related parties

We verified transactions between the company and related parties, finding them similar to those potentially conducted with or among non-related parties in comparable transactions:

- Purchase of concentrate and advertising paid to The Coca-Cola Company
- Purchase of Sugar to our Associate Promotora Industrial Azucarera, S.A. de C.V.
- Purchase of canned soft drinks from Industria Envasadora de Querétaro, S.A. de C.V.

Tax Opinion with respect to total compensation for the Chief Executive Officer and Relevant Directors

The total compensation package for the Chief Executive Officer and Top Executives of the company is within known similar company market standards.

With respect to granting exemptions

We hereby confirm that during this fiscal year there were no transactions making it necessary to grant any exemptions to Directors, Top Executives or individuals with commanding power in the company.

In the matter of Audits:

With respect to the structure of the Internal Control and Internal Auditing System

The company maintains an adequate Internal Control structure providing certainty on the records of all its transactions, supported by existing documented policies and procedures, which are updated from time to time, exercising rigorous care and protection against any substantial abuse or loss of assets.

Through the Internal and External Audit reports submitted to us, we ensured that the company maintained its Internal Control structure operating efficiently throughout the fiscal year, using detailed record systems for every business transaction and internal operation.

It also has Auditing questionnaires for specific risk areas, as well as permanent thorough Internal Audit plans put into practice by a team of qualified and trained Internal Auditors who assess Internal Control from time to time in conjunction with external auditors.

Based on the Tax Opinion submitted to us by External Auditors, as well as their remarks, we verified that the company promptly followed their recommendations and took the necessary steps to prevent the items detected.

With respect to compliance with General Guidelines of the Internal Control System and General Accounting Policies

Based on the Annual Report submitted to us by company officers on the Quality of Financial Information, we ensured the objectivity and integrity of accounting records, as well as compliance with General Guidelines of the Internal Control System and General Accounting Policies approved by the Board of Directors, which were consistently utilized to prepare mid-term Financial Statements submitted to the General Shareholders' Meeting, the Board of Directors, the National Banking and Securities Commission, the Securities and Exchange Commission, and the Mexican Stock Exchange.

Amendment to Accounting Policies during the 2007 period

During the 2007 fiscal year there were no amendments implemented to accounting policies in effect approved by the Board of Directors.

As of January 1, 2007, the following Financial Information Standards (NIF) became effective: NIF B-3 "Income Statement," NIF B-13 "Facts after the financial statement date," NIF C-13 "Related Parties," and NIF D-6 "Capitalizing on the total results of financing." Certain standard provisions that apply to the company were adopted during the period.

Assessment of the External Auditor's Performance

Based on the fulfillment of professional endeavor entrusted to CPA Carlos Garza y Rodríguez, in his capacity as External Auditor, to conduct the External Audit for the 2007 Fiscal Year, to prepare the Fiscal and Financial Tax Opinion on Grupo Continental, S.A.B. and its subsidiaries, as well as to prepare his remarks for each company, we herein express our agreement with his performance and the results of his work.

Additional Services by the External Auditor

The External Audit was the only service assigned by the company during the year to the individual in charge of this endeavor.

Results of Financial Statement Reviews

The company's and its subsidiaries' Financial Statements covering fiscal year from January 1 to December 31, 2007, were subjected to a comprehensive audit review by the independent office of Certified Public Accountants Horwath Castillo Miranda and their Tax Opinion was rendered pursuant to Auditing Standards and Procedures, as applicable, issuing their Tax Opinion without exceptions or reservations.

Consolidated Financial Statements for the Fiscal Year from January 1 to December 31, 2007, were submitted for review and duly audited by the External Auditor without qualifications or reservations, and we agreed with them.

Measures adopted on relevant remarks

No relevant remarks or claims were made due to abnormal occurrences by management or by Shareholders, Directors, Top Executives, Employees or any third parties with respect to the accounting, internal controls and topics related to the Internal or External Audit.

Internal Audit Review of the 2007 Annual Report

The 2007 Internal Audit Annual Report was submitted to us by officers responsible for the company in this area. It shows satisfactory results with respect to the Internal Audit Annual Plan approved for this fiscal period. Said report does not contain significant undermining findings for the company.

Review and approval of the 2008 Internal Audit Annual Plan

We reviewed and approved the Audit Annual Plan submitted by the company for the 2008 fiscal year, and hereby confirm that they maintain a special focus and scope toward operating areas of highest risk in its reviews.

Follow-up on Shareholders' Meetings' and Board of Directors' Agreements

We provided prompt follow-up on all agreements approved during Shareholder's Meetings and Board of Directors' Meetings, without exception.

With respect to compliance with fiscal provisions

The officers of the company submitted the Tax Opinion issued by the External Auditor with respect to the Fiscal Year from January 1 through December 31, 2007, wherein we were able to verify that the company fully complied with every fiscal obligation in due time and in the appropriate manner with no omissions whatsoever.

With respect to compliance with legal provisions

As members of this Committee, we have verified and we agree with activities in the matter of legal provision compliance and the handling of legal issues at the company during the year.

With respect to compliance with requirements to conduct the External Audit

We ensured the existence of sufficient documentary evidence to ensure that the External Auditor proposed to prepare the Fiscal and Financial Tax Opinion on the Financial Statements of Grupo Continental, S.A.B. and its subsidiaries, covered all requirements established by the National Banking and Securities Commission while fulfilling his duties.

With respect to hiring External Auditors

On July 26, 2007, the proposal to hire external auditor CPA Carlos Garza y Rodríguez, partner of the Firm of Certified Public Accountants Horwath Castillo Miranda, was submitted and duly approved by the Board of Directors of Grupo Continental, S.A.B., to conduct the following professional endeavors:

- Conduct External Audit works on Grupo Continental, S.A.B. and its subsidiaries for the annual operations fiscal year from January 1 through December 31, 2007.
- Prepare the Fiscal and Financial Tax Opinion on Grupo Continental, S.A.B. and its subsidiaries for the same period, and
- Prepare the letter of fiscal remarks and internal control arising from his review of each Group company.

Truly,

C.P. Germán Eichelmann Rodríguez

Our Company

Grupo Continental began operations in 1964, under the leadership of its founder Dr. Burton E. Grossman, in the port city of Tampico, Tamaulipas, México.

We are a total non-alchoholic beverage company, dedicate to producing, distributing and selling soft drinks under the brands owned by The Coca-Cola Company, such as Coca-Cola, Coca-Cola Light, Coca-Cola Light Caffeine Free, Coca-Cola Zero, Fanta, Fanta Zero, Sprite, Sprite Zero, Fresca, Fresca Zero, Lift, Lift Zero, Senzao, Delaware Punch, Nestea, Nestea Light, Powerade, Minute Maid Revita, Minute Maid Forte, Ciel, Ciel Aquarius, Ciel Naturae, Ciel Mineralizada, Seagram's with Club Soda, Ginger Ale and Agua Quina, Burn, TaB, and Jugos Del Valle, in all their presentations.

Grupo Continental is one of the 10 main Coca-Cola bottlers in the world, a position it maintains as a result of the strategic guidelines established by its Board of Directors and the outstanding performance of its experienced team of Collaborators.

The company has 7 production and distribution centers, 3 production centers and 73 distribution centers, located in the most important towns in the States of Aguascalientes, Coahuila, Colima, Durango, Jalisco, San Luis Potosí and Zacatecas. As a whole, the Group employs nearly 14,000 Collaborators.

Grupo Continental services a market of 12.6 million potential Consumers, throughout 14.5% of Mexican territory. This covers 285 thousand square kilometers of our country, supplied by a network of almost 840 thousand Customers of products from The Coca-Cola Company.

The Company's shares are listed in the Mexican Stock Exchange under the "CONTAL" ticker symbol and in the United States it trades ADRs in the over the counter (OTC) market under the "GPOCY" ticker symbol.

In the process of manufacturing its products, the Group's bottling plants use 100% Mexican refined sugar from Promotora Industrial Azucarera, S.A. de C.V., which has 2 of the most productive sugar mill refineries in the country, certified by the ISO 9002 Quality Standard. Grupo Continental owns 49% of the stock of this company, and in conjunction with other bottling partners of Coca-Cola, they consume over 420 thousand tons of this sweetener per year.

Franchise Map


Grupo Continental, S.A.B.
7 Production & Distribution Centers
3 Production Centers
13 Urban Distribution Centers
60 Rural Distribution Centers
Corporate Headquarters in Tampico, Tam.
LAGUNERA
GUADIANA
ZACATECAS
AGUASCALIENTES
SAN LUIS
LOS ALTOS
ZAPOPAN
LA FAVORITA

- **285,000** sq. km of franchise
- **12.6 million** inhabitants
- **840,000** Customers
- **7** Production & Distribution Centers, **3** Production Centers
- **73** Distribution Centers
- **2,228** Sales Routes
- **4,732** Vehicles for distribution and market support
- Over **180** Products and Sizes in the Market
- Over **13,800** Collaborators
- **775** Unit bottles consumed per capita per year
- Grupo Continental represents **15.6%** of the Coca-Cola System volume in México

Core Principles

Philosophy

The commitment shared by all of us working together at Grupo Continental companies is to intensely and consistently live by its Culture, Vision, Mission and Values, owning them, turning them all into a reality.

Culture

Our culture is oriented toward achieving Excellence.

Vision

To be a high performance company.

Mission

To ensure Customer Service and Consumer Satisfaction.

Values

Our core value is Integrity, based on Respect and Fairness.

Business Strategy

To pursue profitable growth opportunities ensuring the permanence of our company for future generations.

Board of Directors

Cynthia H. Grossman Chairman of the Board Entrepreneur and Private Investor (1983)(2,6)	**Christopher Grossman** Alternate Private Investor (2005)(7)
Bruce E. Grossman Vice Chairman of the Board Entrepreneur and Private Investor (1977)(2,6)	**Brandon E. Grossman** Alternate Private Investor (2005)(7)
Marcos Aguilar Romo Vice Chairman of the Board Business Consultant (1981)(2,7)	**Julián Guzmán Luna** Alternate Chief Operations Officer Grupo Continental, S.A.B. (2007)(7)
Miguel Angel Rábago Vite Chief Executive Officer Grupo Continental, S.A.B. (2000)(2,7)	**Javier Francisco Saldaña González** Alternate Chief Financial Officer Grupo Continental, S.A.B. (2007)(7)
Modesto Llarena Arriola Treasurer of the Board Business Consultant (2003)(1,2,4)	**Jorge Antonio Tirado del Pozzo** Alternate Private Investor (1983)(4)
Germán Eichelmann Rodríguez Business Consultant (2004)(1,4)	**Rigoberto Sebastián Medina Ochoa** Alternate Private Investor (2007)(4)
Carlos Artolózaga Noriega Business Consultant (2007)(3,4)	**Alfonso Anaya Olalde** Alternate Private Investor (2007)(4)
Pedro Manuel Garcia Elizondo Private Investor (2002)(3,7)	**Baldomero Ponce Cruz** Alternate Assistant Chief Executive Officer Grupo Continental, S.A.B. (2007)(7)
Felipe Jiménez Business Consultant (2005)(3,7)	**Efrain Ayestarán Zambrano** Alternate Chief Executive Officer Promotora Industrial Azucarera, S.A. de C.V. (2007)(7)
Diego A. Hinojosa Aguerrevere Entrepreneur and Private Investor (2002)(1,4)	**David Gómez Fuentes** Alternate Professor and Dean Instituto de Estudios Superiores de Tamaulipas, A.C. (2005)(4)
Xiémar Zarazúa López President, Central Latin America, The Coca-Cola Company (2003)(6)	**José Luis Carmona Nava** Alternate Vice President, Latin America Strategic Planning, The Coca-Cola Company (2007)(6)
Shay Drohan Vice President, Global Brand, The Coca-Cola Company (2007)(6)	**Eduardo Raúl Arrocha Gio** Alternate Vice President and Legal Director, Latin America The Coca-Cola Company (2000)(6)
Harold T. Circuit Private Investor (1989)(8)	
Roberto Martínez Garza Secretary of the Board Chief Legal and Human Resources Officer Grupo Continental, S.A.B. (1993)	

The Board of Directors of Grupo Continental, S.A.B., is supported by the following Committees (1) Auditing and Corporate Practices, (2) Finance and Planning, (3) Assessment and Compensation, which provide analyses and recommendations to the Board of Directors as related to their areas of expertise. The Board is comprised of 12 Directors and their Alternates, and an honorary member. Four Directors and their Alternates are Independents.

(4) Independent Director
(5) Equity Independent Director
(6) Equity Associated Director
(7) Associated Director
(8) Honorary Director

The first number in parenthesis refers to the year when they became members of The Board of Directors of Grupo Continental, S.A.B.

Executive Team

Miguel Angel Rábago Vite (32)
Chief Executive Officer

Baldomero Ponce Cruz (29)
Assistant Chief Executive Officer

Julián Guzmán Luna (33)
Chief Operations Officer

Javier F. Saldaña González (27)
Chief Financial Officer

Roberto Martínez Garza (33)
Legal and Human Resources Executive Director

Carlos Lobato Pérez (34)
Technical Director

Fred Daniel Acosta (34)
Comptrollership Director & Treasurer

Antonio Rojas Galván (18)
Legal Director

Armando J. González Osante (34)
Civil Engineer and Director

Sergio Serrano Vázquez (27)
IT Director

Agustin González Flores (14)
Director of Labor Relations and Organizational Development

Oscar Aguirre Valdez (28)
Marketing Director

Herman Goettsch Amigot (20)
Fiscal Affairs Director

José Ramón Delgado Castro (18)
Corporate Services Director

Eduardo De Gorordo Moreleón (29)
Distribution and Sales Director

Sergio García Casanova (16)
Transportation Director

Jorge Deutsch Sada (14)
Logistics & Supply Director

Bottling Company Executives

Carlos Maya Castro (33)
Embotelladora Aguascalientes, S.A. de C.V.

Roberto Valdivia Cárdenas (27)
Embotelladora Guadiana, S.A. de C.V.

René Lara Elizondo (30)
Embotelladora La Favorita, S.A. de C.V.

Jesús Ignacio Lara Rodríguez (29)
Embotelladora Los Altos, S.A. de C.V.

Guillermo Avalos González (35)
Embotelladora Lagunera, S.A. de C.V.

Fernando González Lasso (29)
Embotelladora San Luis, S.A. de C.V.

Víctor Manuel Olivares Maldonado (28)
Embotelladora Zacatecas, S.A. de C.V.

Juan L. Gutiérrez Ramírez (34)
Embotelladora Zapopan, S.A. de C.V.

Operating Managers

Jorge Elizondo Asturias (16)
Embotelladora Aguascalientes, S.A. de C.V.
Las Trojes Production and Distribution Center

Fausto Herrera Santana (39)
Embotelladora La Favorita, S.A. de C.V.
El Álamo Distribution Center

J. Cuauhtémoc Alanís Mercado (21)
Embotelladora La Favorita, S.A. de C.V.
San Rafael Distribution Center

Francisco Hernández Meza (10)
Embotelladora La Favorita, S.A. de C.V.
Tecomán Distribution Center

***Manuel Casanova Alvarado (34)**
Embotelladora La Favorita, S.A. de C.V.
Toluquilla Distribution Center

Juan Ramón Villarreal Guzmán (26)
Embotelladora Lagunera, S.A. de C.V.
Revolución and San Agustín Production Centers

Roberto Trujillo Haro (40)
Embotelladora Lagunera, S.A. de C.V.
Estadio Distribution Center

José Peregrino Brambila Bernal (29)
Embotelladora San Luis, S.A. de C.V.
Juárez Distribution Center

Humberto Marrero Narvaez (21)
Embotelladora San Luis, S.A. de C.V.
Rioverde Distribution Center

Sergio Aldape Contreras (32)
Embotelladora Zacatecas, S.A. de C.V.
Fresnillo Distribution Center

Ricardo Cortés De Armas (32)
Embotelladora Zapopan, S.A. de C.V.
Ameca Distribution Center

Rafael Ochoa Partida (32)
Embotelladora Zapopan, S.A. de C.V.
Huentitán Distribution Center

Francisco J. Orendáin González (26)
Embotelladora Zapopan, S.A. de C.V.
Belenes Distribution Center

( ) Years of experience in the industry
* Executive Manager of Distribution and Sales

Glossary

Coca-Cola Bottling Company or Bottling Plant: A company purchasing concentrates or syrups from The Coca-Cola Company to transform them into finished products, pack them and sell them to its Customers.

The Coca-Cola Company: More than 100 years after its foundation, it is the world's leading company in the production, marketing and distribution of syrups for non-alcoholic beverages, used in the production of over 400 leading brands of soft drinks in their markets in over 200 countries around the world.

Unit Bottle: The equivalent of 8 ounces or 237 milliliters of fluid.

Unit Case: Standard measurement unit in the industry, equal to 24 unit bottles.

Customer: The owner of a store or other establishment selling or serving Group products directly to Consumers.

Consumer: A person who buys the Group's products at stores or other establishments for Customers, for their own consumption.

Per Capita Consumption: Average number of unit bottles consumed per person, per year, in a specific market. The Group calculates its per capita consumption by multiplying its unit case volume by 24 and dividing the result among the number of inhabitants in its franchise territory.

Fountain: Dispensing equipment used by retailers to serve the product in glasses/paper cups for immediate consumption.

Vending Machine: Automatic machine dispensing canned or bottled cold beverages.

Market: Geographic area where the Group conducts operations, as defined by its franchise territory.

Unit Case Volume: Number of unit cases sold to Customers and Consumer Customers; it is the sales indicator used within the industry of bottled or canned non-alcoholic ready-to-drink beverages in a particular market.

EBITDA: Earnings Before Interest and Taxes plus Depreciation and Amortization.

ROIC: Return On Invested Capital.

Company Directory

CORPORATE HEADQUARTERS

Avenida Hidalgo No. 2303, Col. Smith
Tampico, Tam. México, CP 89140

Apartado Postal (P.O. Box): No. 664
Tampico, Tam. México, CP 89000

Telephone: (833) 241-25-00
Fax: (833) 241-25-77
www.contal.com
tampico@contal.com

Shareholder Assistance
Gloria Patricia Rodríguez Pintor
Tel.: (833) 241-2523
Fax: (833) 241-2541
grodriguez@contal.com

Investors Relations
Juan Hawach Sánchez
Tel.: (833) 241-2580
Fax: (833) 241-2596
jhawach@contal.com

MEXICO CITY OFFICES

Rubén Darío No. 281, Interior 1204
Col. Bosque de Chapultepec
Delegación Miguel Hidalgo
México, D.F., CP 11580

Telephone: (55) 5282-1009
(55) 5282-1098
Fax: (55) 5282-1485

www.contal.com

END